                                                                      Exhibit 11

                                  ROPES & GRAY
                              One Franklin Square
                              1301 K Street, N.W.
                                 Suite 800 East
                          Washington, D.C. 20005-3333

                               January 20, 1998

The Monitor Funds
The Huntington Trust Company, N.A.
41 South High Street
Columbus, Ohio 43215

Gentlemen:

     You have registered under the Securities Act of 1933, as amended (the "1933 Act") an indefinite number of shares of beneficial interest ("Shares") of the Monitor Funds ("Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). You propose to file a registration statement under the 1933 Act on Form N-14 (the "Registration Statement") in order to register under the 1933 Act Investment and Trust Shares of the Monitor Growth Fund, the Monitor Intermediate Government Income Fund, the Monitor Michigan Tax-Free Fund and the Monitor Money Market Fund, each a series of the Trust (the "Series").

     We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Investment and Trust Shares of each Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Investment and Trust Shares of each Series and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Investment and Trust Shares established and in force at the time of their sale, the Investment and Trust Shares of each Series issued will be validly issued, fully paid and non-assessable.

     The Monitor Funds is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular Series of shares for all loss and expenses of any shareholder of that Series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that Series of shares itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the filing of the Registration Statement. We consent to the filing of this opinion with and as part of your Registration Statement.

                                      Sincerely,

                                      /S/ ROPES & GRAY
                                      Ropes & Gray